UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Summary of the Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

April 24, 2018

On April 24, 2018, at 03.35 PM Mr. Julio Patricio Supervielle as Chairman of Grupo Supervielle S.A. called the meeting to order and took over the chairmanship of the Ordinary and Extraordinary Shareholders’ Meeting (the “AGM”) of Grupo Supervielle S.A. (the “Company”).

Pursuant to the records of pages 44 and 45 of the Book of Shares Deposit and Attendance to General Meetings No. 2, 19 shareholders attended the AGM: 8 in person and 11 represented by a duly authorized agent, holding 417,814,998 book entry shares, 126,738,188 of which account for Class A shares entitled to 5 votes per share, and 291,076,810 account for Class B shares entitled to 1 vote per share. All such shares amount to a face value of AR$ 1, represented by a capital of AR$ 417,814,998 (91.4812% of the capital stock) and 924,767,750 votes (95.9626% of votes).

The AGM was attended by Directors Messrs. Emérico Alejandro Stengel, Atilio Dell’Oro Maini (Board Secretary), Laurence Mengin de Loyer, María Gabriela Macagni and Richard Gluzman; Syndics Messrs. Enrique Barreiro and Carlos Asato and the Chief Operating Officer (“COO”) Mr. José Luis Panero. Also, the representative of the Buenos Aires Stock Exchange Ms. Susana Vitale attended the AGM.

Having ensured the existence of enough quorum to hold the AGM pursuant to sections 243 and 244 of the General Corporations Law, the AGM was formally called to order at first call, and the items included in the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

Messrs. Juan Pablo Molinari and Gabriel Alberto Coqueugniot were appointed by a majority of computable votes to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 921,408,975

Abstentions: 3,339,115

Negative votes: 19,660

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2017

The Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information to such financial statements, Inventory and the Annual Report for fiscal year ended on December 31, 2017 were passed by a majority of computable votes and the Auditor’s Report and the Supervisory Committee’s Report for fiscal year ended on December 31, 2017 were taken notice of.

The following is the outcome of such voting process:

Positive votes: 910,017,115

Abstentions: 14,742,635

Negative votes: 8,000

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2017

The performance of the Board of Directors during fiscal year ended on December 31, 2017 was passed by a majority of computable votes.

The following is the outcome of such voting process:

Positive votes: 276,340,189

Abstentions: 648,398,281

Negative votes: 29,280

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2017

The performance of the Supervisory Committee during fiscal year ended on December 31, 2017 was passed by a majority of computable votes.

The following is the outcome of such voting process:

Positive votes: 921,412,210

Abstentions: 3,325,980

Negative votes: 29,560

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2017

By a majority of computable votes it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2017, be set at AR$ 15,949,776.

The following is the outcome of such voting process:

Positive votes: 276,280,274

Abstentions: 648,427,896

Negative votes: 59,580

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2017

By a majority of computable votes it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2017, be set at AR$ 174,960.

The following is the outcome of such voting process:

Positive votes: 921,337,020

Abstentions: 3,360,330

Negative votes: 70,400

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed

The following items were passed by a majority of computable votes: (i) to maintain in 8 the number of members to comprise the Board of Directors without naming alternate directors; (ii) to appoint Messrs. Emérico Alejandro Stengel, Laurence Nicole Mengin de Loyer, María Gabriela Macagni and Jorge Luis Mocetti as regular directors, for two fiscal years, i.e until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2019 is held. Likewise, it was expressly stated that, pursuant to the current criteria set by the National Securities Commission’s standards in such regard, Messrs. Laurence Nicole Mengin de Loyer, María Gabriela Macagni and Jorge Luis Mocetti shall have the status of “independent”, whereas Mr. Emérico Alejandro Stengel shall have the status of “non independent”.

The following is the outcome of such voting process:

Positive votes: 914,621,615

Abstentions: 7,923,605

Negative votes: 2,222,530

8.	Appointment of members of the Supervisory Committee

By a majority of computable votes, Messrs. Enrique José Barreiro, Carlos Alberto Asato and Valeria Del Bono Lonardi were appointed regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Carlos Alfredo Ojeda were appointed alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2018 is held. Likewise, it was expressly stated that, pursuant to the current criteria set by the National Securities Commission’s standards in such regard, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 918,111,564

Abstentions: 3,339,785

Negative votes: 3,316,401

9.	Consideration of the results of the fiscal year ended December 31, 2017. Increase of the voluntary reserve. Distribution of dividends.

The distribution of earnings for fiscal year ended on December 31, 2017 which amounted to AR$ 2,437,058,681.49 was passed by a majority of computable votes as follows: (i) AR$ 18,588,941.40 to Legal Reserve (it was recorded that the Legal Reserve is integrated up to the 20% limit set forth by the General Corporations Law); (ii) AR$ 243,705,868.15 to Dividends in Cash; and (iii) AR$ 2,174,763,871.94 to Voluntary Reserve, aimed at addressing future investments.

The following is the outcome of such voting process:

Positive votes: 918,164,784

Abstentions: 6,586,491

Negative votes: 16,475

10.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2017

By a majority of computable votes it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2017, be set at AR$ 1,684,774.

The following is the outcome of such voting process:

Positive votes: 911,432,104

Abstentions: 7,912,200

Negative votes: 5,423,446

11.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2018

The appointment of Messrs. Sebastián Morazzo and Hernán Pérez Raffo, of the firm Price Waterhouse & Co. S.R.L., as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2018 was passed by a majority of computable votes.

The following is the outcome of such voting process:

Positive votes: 919,699,440

Abstentions: 4,525,645

Negative votes: 542,665

12.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice from lawyers and other independent professionals and hire their services

A budget of AR$ 1,800,000 was passed by a majority of computable votes to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2018.

The following is the outcome of such voting process:

Positive votes: 921,418,230

Abstentions: 3,323,480

Negative votes: 26,040

13.	Consideration of the amendments to sections Six, subsection g) and Sixteen of the bylaws. Consideration of the consolidated text of the bylaws.

A majority of computable votes passed the amendment of articles Six, subsection g) and Sixteen of the bylaws and the issuance of the resulting consolidated text, once the amendments are concurred with by the regulator, as per the following terms:

Section Six, subsection g): Tender offers: Upon a tender offer of any shares of the Company, the price to be tendered per common share shall be the same for all classes of shares. In addition, upon a tender offer in case of a change of control, the fair price to be tendered shall not be lower than the highest price paid or agreed to be paid by the offeror, whether acting individually or jointly with any affiliates and or otherwise, per common share of any class of the Company during the 180 calendar days prior to, and including, the date of the offer. The procedure to carry out the tender offer must be done in accordance with the Capital Markets Law and with the Rules of the Argentine Securities Commission.

Section Sixteen: Quorum and majority requirements shall be governed by Sections 243 and 244 of Argentine Law No 19,550, according to the class of shareholders’ meeting, whether it is a first- or second-call meeting and the matters to be transacted thereat, except for the quorum at second-call extraordinary meetings, which shall be deemed validly constituted whichever the number of voting shares present. Notwithstanding the foregoing, any amendment to subsection g) of section Six of these bylaws shall be validly if also approved by the absolute majority of votes of class B shareholders present at the meeting.

The following is the outcome of such voting process:

Positive votes: 921,365,910

Abstentions: 3,374,255

Negative votes: 27,585

14.	Authorizations

A majority of computable votes passed the authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capabilities, including those from Resolution IGJ 7/15, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the Shareholders’ Meeting as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; and (iii) Messrs. Carolina Curzi, Delfina Lynch, Magdalena Bléhaut, María Pía Rodríguez Pratt, Mario Segers, Delfina Aira, Agustín Hyland, Consuelo Ballesteros, Ximena Noguerol, Clara Caneiro, Pedro Torassa, Felicitas Tauber and Joaquín Vidal, as members of the law firm that advises the Company so that, indistinctly, they carry out all the procedures necessary to obtain the authorizations planned in the Shareholders’ Meeting before the CNV, the BYMA, the BCBA, the MAE and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw observations, remove copies of documentation, answer observations, interpose resources, withdraw documents, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill their tasks.

The following is the outcome of such voting process:

Positive votes: 921,328,895

Abstentions: 3,402,840

Negative votes: 36,015

The AGM was adjourned at 4.24 PM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 25, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer